Filed by Cerberus Telecom Acquisition Corp.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Cerberus Telecom Acquisition Corp.

Commission File No. 001-39647

NOT FOR IMMEDIATE RELEASE

KORE ConnectivityPro Wins 2021 IoT Evolution Product of the Year

TMC and Crossfire Media award program showcases the most innovative products being used in IoT deployments

ATLANTA (July 19, 2021) — KORE, a global leader in Internet of Things (“IoT”) Solutions and worldwide IoT Connectivity-as-a-Service (“IoT CaaS”), announced today its ConnectivityPro™ product brought home honors from the 2021 IoT Evolution Product of the Year Award program, backed by TMC in conjunction with Crossfire Media.

The award recognizes the best and most innovative products and solutions powering the Internet of Things (IoT). Nominated solutions must have been available for deployment within the past twelve months as judged by the editors of IoT Evolution World magazine.

ConnectivityPro is distinct in the marketplace because it is a single platform that KORE’s customers use to simplify the management of their global IoT Connectivity needs. Built on the open, modular and scalable KORE One platform, ConnectivityPro provides a streamlined user interface with service-oriented APIs supporting full automation of connectivity management activities. Key features include full-featured provisioning, diagnostics, reporting, support, and billing; proactive, real-time monitoring of events, usage and costs including with rule-based actions and alerts; and integrated, “a la carte” micro-services supporting solution components that simplify IoT deployments.

“We are honored by this recognition,” said KORE President and CEO Romil Bahl. “And we view this award as a reflection of our dedication to innovation in tackling the single biggest hurdle companies face during IoT deployments, which is complexity. ConnectivityPro is built with our customers in mind…to deliver to our connectivity vision, which is Connectivity Out-of-the-Box, for the lifetime of the device.”

Winners of the 2021 IoT Product of the Year Award were announced online and highlighted on IoT Evolution World.

“Congratulations to recipients of 2021 IoT Product of the Year Awards,” said Rich Tehrani, CEO, TMC. “It is one of the most rewarding parts of our jobs at IoT Evolution World to recognize the latest innovative products and solutions in the exploding IoT market. With our partners at Crossfire Media, we all look forward to seeing their future successes!”

For more than 20 years, TMC has been honoring technology companies with awards in various categories. These awards are regarded as some of the most prestigious and respected awards in the communications and technology sector worldwide. Winners represent prominent players in the market who consistently demonstrate the advancement of technologies. Each recipient is a verifiable leader in the marketplace.

About KORE

KORE is a pioneer, leader, and trusted advisor delivering mission critical IoT solutions and services. We empower organizations of all sizes to improve operational and business results by simplifying the complexity of IoT. Our deep IoT knowledge and experience, global reach, purpose-built solutions, and deployment agility accelerate and materially impact our customers’ business outcomes. For more information, visit korewireless.com.

About Crossfire Media

Crossfire Media is an integrated marketing company with a core focus on future trends in technology. We service communities of interest with conferences, tradeshows, webinars and newsletters. Crossfire Media has a partnership with Technology Marketing Corporation (TMC) to produce events and websites related to disruptive technologies. Crossfire Media is a division of Crossfire Consulting, a full-service Information Technology company based in New York.

About TMC

Through education, industry news, live events and social influence, global buyers rely on TMC’s content-driven marketplaces to make purchase decisions and navigate markets. As a result, leading technology vendors turn to TMC for unparalleled branding, thought leadership and lead generation opportunities. Our in-person and online events deliver unmatched visibility and sales prospects for all percipients. Through our custom lead generation programs, we provide clients with an ongoing stream of leads that turn into sales opportunities and build databases. Additionally, we bolster brand reputations with the millions of impressions from display advertising on our news sites and newsletters. Making TMC a 360-degree marketing solution, we offer comprehensive event and road show management services and custom content creation with expertly ghost-crafted blogs, press releases, articles and marketing collateral to help with SEO, branding, and overall marketing efforts. For more information about TMC and to learn how we can help you reach your marketing goals, please visit www.tmcnet.com and follow us on Facebook, LinkedIn and Twitter, @tmcnet.

For more information about TMC and to learn how we can help you reach your marketing goals, please visit www.tmcnet.com.

TMC Contact

Michelle Connolly

Marketing Manager

203-852-6800, ext. 170

mconnolly@tmcnet.com

KORE Contacts

Media and Investors:

Jean Creech Avent

Vice President, Investor Relations and Public Relations

jcreechavent@korewireless.com

+1-843-986-8229

Investors:

investors@korewireless.com

Or

Investors:

Matt Glover and Cody Slach

Gateway Group, Inc.

KORE@gatewayir.com

+1-949-574-3860

Important Information and Where to Find It

This press release references the proposed merger transaction announced previously involving CTAC and KORE. CTAC and King Pubco, Inc. (“Pubco”) filed a registration statement on Form S-4 with the SEC, which includes a proxy statement of CTAC and a prospectus of Pubco, and CTAC will file other documents regarding the proposed transaction with the SEC. A definitive proxy statement/prospectus will also be sent to the stockholders of CTAC, seeking required stockholder approval. Before making any voting or investment decision, investors and security holders of CTAC are urged to carefully read the entire registration statement and proxy statement/prospectus, when they become available, and any other relevant documents filed with the SEC, as well as any amendments or supplements to these documents, because they will contain important information about the proposed transaction. The documents filed by CTAC with the SEC may be obtained free of charge at the SEC’s website at www.sec.gov. In addition, the documents filed by CTAC with the SEC may be obtained free of charge from CTAC’s website at www.cerberusacquisition.com or upon written request to Cerberus Telecom Acquisition Corp., 875 Third Avenue, New York, NY 10022.

This press release, similar to the previous announcement, does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of any securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such other jurisdiction.

CTAC, KORE and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of CTAC, in favor of the approval of the merger. Information regarding CTAC’s and KORE’s directors and executive officers and other persons who may be deemed participants in the transaction may be obtained by reading the registration statement and the proxy statement/prospectus and other relevant documents filed with the SEC when they become available. Free copies of these documents may be obtained as described above.

Forward-Looking Statements

This press release includes certain statements that are not historical facts but are forward-looking statements for purposes of the safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook,” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding estimates and forecasts of revenue and other financial and performance metrics and projections of market opportunity and expectations. These statements are based on various assumptions and on the current expectations of CTAC or KORE’s management. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor or other person as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of CTAC and/or KORE. These forward-looking statements are subject to a number of risks and uncertainties, including general economic, financial, legal, political and business conditions and changes in domestic and foreign markets; the potential effects of COVID-19; risks related to the rollout of KORE’s business and the timing of expected business milestones; changes in the assumptions underlying KORE’s expectations regarding its future business; the effects of competition on KORE’s future business; and the outcome of judicial proceedings to which KORE is, or may become a party. If the risks materialize or assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that KORE presently does not know or that KORE currently believes are immaterial that could also cause actual results to differ materially from those contained in the forward-looking statements. In addition, forward-looking statements reflect KORE’s expectations, plans or forecasts of future events and views as of the date of this press release. KORE and CTAC anticipate that subsequent events and developments will cause these assessments to change. However, while KORE and/or CTAC may elect to update these forward-looking statements at some point in the future, each of KORE and CTAC specifically disclaims any obligation to do so. These forward-looking statements should not be relied upon as representing KORE’s assessments as of any date subsequent to the date of this press release. Accordingly, undue reliance should not be placed upon the forward-looking statements.